Exhibit (e)(35)

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The Compensation Committee

The Compensation Committee, which is composed of directors who are not Hearst-Argyle employees, reviews and approves compensation packages for all of Hearst-Argyle’s executive officers, as well as the other corporate officers and general managers of the television stations that Hearst-Argyle owns or manages.  As such, the Compensation Committee oversees the design, development and implementation of the compensation program for the CEO and the other named executive officers, or “NEOs”.  Additionally, the Compensation Committee makes recommendations to the Board of Directors with respect to the establishment, modification and administration of incentive and benefit programs, including the equity compensation plans and pension plans described below.

Our Compensation Philosophy and Objectives

Generally.  Our objective is to compensate Hearst-Argyle’s NEOs in the manner best designed to create long-term value for its stockholders. Our philosophy is that there is a positive correlation between long, productive careers, long-term operating and financial performance and long-term stockholder value.  To that end, the primary objectives of our executive compensation program are to (1) attract talented NEOs to manage and lead the Company, (2) reward them for near-term operating and financial performance and (3) encourage them to strive to achieve excellent operating and financial results for the Company and its stockholders over the longer term.  To achieve these objectives, we maintain a compensation structure consisting of an appropriate mix of elements designed to allow us to appropriately reward near-term performance while simultaneously encouraging both retention and longer term operating success.  These elements consist of salary, annual cash bonus, equity incentive compensation, and retirement and other benefits.  Many of these elements simultaneously meet both our near-term and long-term compensation goals.

Within this framework we consider each of the elements of our compensation package for each NEO, combining them in the manner we believe will best meet our stated objectives on a cost-effective basis and incentivize that NEO’s performance.  When deciding on the mix and amount of compensation for each NEO, we consider many factors, including current compensation levels and future compensation and/or career opportunities, the Company’s recent, current and projected operating and financial performance, as well as the tax and accounting consequences to the Company of different compensation elements.  As described below, significant portions of the various components of our NEO compensation arrangements are intended to be tied to the Company’s operating and financial performance and stock price, which in turn aligns their interests with the long-term interests of our stockholders.

Rewarding Results.  Key elements of compensation that we use to reward NEOs’ performance include:

•                  a competitive base salary that reflects the depth of the NEO’s expertise and management experience, as well as continued performance and service to the Company;

•                  a cash bonus that is based on an assessment of the NEO’s performance against the achievement of certain targets based on the Company’s cash flow from operating activities or adjusted earnings before interest, taxes, depreciation and amortization, or “Adjusted EBITDA”, and on pre-determined quantitative and qualitative measures; and

•                  equity incentive compensation in the form of stock options and restricted stock, the value of which is contingent upon the performance of our Series A Common Stock, and the receipt of which is subject to vesting schedules that require continued service with the Company.

Base salary and potential bonus levels are established to be commensurate with the NEO’s scope of responsibilities, demonstrated leadership abilities, and management experience and effectiveness, and to reward annual achievements, while the Company’s equity compensation program is designed to motivate and challenge the NEO to achieve superior operating and financial results over the longer term.

Aligning NEO and Stockholder Interests.  Within the above-described structure we also seek to align the interests of the NEOs with those of our stockholders by evaluating executive performance on the basis of key financial measurements which we believe closely correlate to long-term stockholder value, including revenue and cash flow from continuing operations.  Also, awards of stock options and restricted stock with vesting schedules of several years are key elements of compensation that align the interests of the NEOs with stockholders because they link a significant portion of compensation to stockholder value because the total value of these awards is determined by the appreciation in value of the Company’s Series A Common Stock over a period of several years.

Continued Service and Education.  We also seek to encourage the Company’s NEOs to remain with the Company by conditioning portions of their compensation on continued service and investing in their continuing professional development.  Key elements of compensation that require continued service to receive any, or maximum, payout include:

•                  the extended vesting terms on elements of equity incentive compensation, i.e., stock options and restricted stock; and

•                  our Supplemental Retirement Plan, which does not entitle executives to any benefit unless they remain employed with the Company for at least five years, and the amount of which benefit is determined by the number of years that the NEO is employed by the Company.

The Company has made a significant investment in education and development programs for our NEOs.  These programs focus on general leadership issues, as well as specific issues affecting the television industry, and are designed to ensure that the Company’s NEOs remain among the most informed and respected in their field.

How We Implement our Compensation Objectives

Generally.  We determine compensation after carefully evaluating each NEO’s performance during the year against the goals that we established for him for that year, his demonstrated leadership in discharging his management responsibilities, the extent to which he contributed to the Company’s operating and financial performance, his current compensation arrangements and his long-term potential to enhance stockholder value.  Specific factors that we consider when making bonus and equity compensation decisions for the NEOs include:

•                  key measurements of the Company’s operating and financial performance, including revenues, share of revenues and audience ratings (in the case of certain NEOs who supervise television stations), and cash flow from continuing operations;

•                  the NEO’s contributions to strategic objectives, as well as project-specific initiatives;

•                  the NEO’s achievement of specific operational goals;

•                  the NEO’s efforts, where applicable, in launching new content or services, his leadership in the industry and his ability to enable the Company to attract and retain audiences and advertisers;

•                  the NEO’s commitment to fostering the Company’s values and culture with employees; and

•                  the NEO’s emphasis on our ethics policies, as well as commitment to best practices for corporate compliance, community leadership and diversity.

When determining bonus and equity awards, we also consider the Company’s operating and financial performance during the fiscal year for which the awards are to be made, as well as the Company’s financial performance in prior periods.

We consider competitive market compensation paid by our peers and other media companies in determining NEO salaries, bonuses and equity compensation awards, but we do not attempt to maintain a certain target percentile within a peer group or otherwise place undue reliance on that information.  In addition, we use formulas to assist us in setting financial goals and consider the achievement of those goals in determining compensation levels, in particular our cash bonus awards.  However, we do not adhere rigidly to formulas when doing so would force us to overreact to near-term changes in business performance or otherwise set inappropriate compensation levels.  We maintain flexibility in our compensation program in order to take into consideration the evolving business environment and the cyclical nature of the television business, in which odd- and even-year financial results may differ considerably due to the presence or absence of political (and, to a lesser extent, Olympic) advertising revenues.

We strive to achieve an appropriate mix between cash and equity incentive awards in order to meet our objectives.  The mix of compensation elements, and relative proportion of each, that we select for each NEO is designed to simultaneously reward recent results and motivate long-term performance.

The Role of the Compensation Committee and CEO.  The Compensation Committee evaluates the performance of the CEO in terms of the Company’s operating and financial performance and determines CEO compensation in the context of the goals and objectives of the compensation program.  The CEO and the Compensation Committee together assess the performance of the other NEOs and determine their compensation, based on initial recommendations from the CEO.  The other NEOs do not play a role in their own compensation determination, other than discussing their individual performance objectives, and the subsequent achievement of those objectives, with the CEO.

The Role of Compensation Consultants.  Neither the Company nor the Compensation Committee has any contractual arrangement with any compensation consultant who determines or recommends the amount or form of compensation for any individual NEO or director.  However, as discussed above, we do consider competitive market compensation paid by our peers and other media companies in determining NEO compensation, and the Company and the Compensation Committee periodically have consulted Towers Perrin on this peer information, as well as the structure of the NEO compensation program generally. The Company’s NEOs did not participate in the selection of Towers Perrin, nor of any other compensation consultant.

When consulted, Towers Perrin provides the Compensation Committee with industry data and information concerning compensation trends along with their general views on specific compensation elements and/or programs.  In addition, the Company participates annually in an industry wide long-term incentive survey which provides data concerning external market practices and which data is provided on an aggregated basis to Towers Perrin.  Except for the foregoing, the Company does not receive any other services from Towers Perrin.  The Company has not used the services of any other compensation consultant in matters affecting NEO or director compensation. However, either the Company or the Compensation Committee may do so in the future.

NEO Employment Agreements.  The Company maintains employment agreements with each of the NEOs.  The CEO’s employment agreement is negotiated between the CEO and the Compensation Committee while the other NEOs’ employment agreements are negotiated between the individual NEO and the CEO, in consultation with the Compensation Committee as to specific compensation elements and terms.   Each employment agreement sets forth the base salary, as well as the maximum bonus opportunity (expressed as a percentage of base salary), payable to the NEO for each year of the employment agreement’s term.  The material terms of these agreements are summarized briefly below.

David J. Barrett — President and Chief Executive Officer.  As of January 1, 2006, the Company entered into an employment agreement with Mr. Barrett for a term commencing on January 1, 2006 and ending on December 31, 2008.  For calendar year 2006, Mr. Barrett’s annual base salary was $1,050,000 and his maximum bonus opportunity was 110% of his annual base salary.  For calendar years 2007 and 2008, Mr. Barrett’s annual base salary is $1,125,000 and his maximum bonus opportunity is 110% of his annual base salary.  In determining Mr. Barrett’s salary amounts for the contract period, the Compensation Committee considered the factors and compensation objectives discussed above, as well as the tax consequences to the Company of the $1,000,000 limit on deductibility of non-performance based compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended.  The Committee determined that, in light of all the factors considered, the salary levels were appropriate.  Mr. Barrett’s employment agreement also contains a provision under which he would receive certain payments upon certain circumstances involving a change in control of the Company, which is described further below.

Harry T. Hawks — Executive Vice President and Chief Financial Officer.  As of January 1, 2005, the Company entered into an employment agreement with Mr. Hawks for a term commencing on January 1, 2005 and ending on December 31, 2007.  For calendar year 2006, Mr. Hawks’ annual base salary was $550,000 and for calendar year 2007, Mr. Hawks’ annual base salary is $575,000.  For both years 2006 and 2007, Mr. Hawks’ maximum bonus opportunity is 75% of his annual base salary.  Mr. Hawks’ employment agreement contains a provision under which he would receive certain payments upon certain circumstances involving a change in control of the Company, which is described further below.

Steven A. Hobbs — Executive Vice President and Chief Legal and Development Officer.  As of January 1, 2006, the Company entered into an employment agreement with Mr. Hobbs for a term commencing on January 1, 2006 and ending on December 31, 2007.   For calendar year 2006, Mr. Hobbs’ annual base salary was $550,000 and for calendar year 2007, Mr. Hobbs’ annual base salary is $575,000. For both years 2006 and 2007, Mr. Hobbs’ maximum bonus opportunity is 75% of his annual base salary.

Terry Mackin — Executive Vice President.  As of January 1, 2006, the Company entered into an employment agreement with Mr. Mackin for a term commencing on January 1, 2006 and ending on December 31, 2007.  For calendar year 2006, Mr. Mackin’s annual base salary was $705,000, and for calendar year 2007, Mr. Mackin’s annual base salary is $730,000.  For both years 2006 and 2007, Mr. Mackin’s maximum bonus opportunity is 75% of his annual base salary.  Mr. Mackin’s employment agreement contains a provision under which he would receive certain payments upon certain circumstances involving a change in control of the Company, which is described further below.

Philip M. Stolz — Senior Vice President.  As of January 1, 2007, the Company entered into an employment agreement with Mr. Stolz for a term commencing on January 1, 2007 and ending on December 31, 2008.  For calendar year 2007, Mr. Stolz’s annual base salary is $540,000 and his maximum bonus opportunity is 75% of his annual base salary.  For calendar year 2008, Mr. Stolz’s annual base salary will be $555,000 and his maximum bonus opportunity will be 75% of his annual base salary.

The employment agreements may be terminated by the Company upon the death of the executive officer or for “cause” and, with respect to Messrs. Barrett, Hawks and Mackin, by either the Company or Messrs. Barrett, Hawks or Mackin within 60 days following a “change of control” (in each case, as defined in the employment agreements).  If any of their employment agreements are so terminated in connection with a change of control, Messrs. Barrett, Hawks or Mackin, as applicable, will be entitled under certain circumstances to receive his base salary for the duration of the term of his employment agreement as if no termination had occurred, as well as any accrued but unpaid bonus and any future unpaid bonus, payable at a percentage of the maximum potential bonus award.

Equity Award Practices. Typically, the Compensation Committee considers equity awards for NEOs and other key employees at its regularly scheduled December meeting, and recommends those awards to the full Board for approval at its regularly scheduled December meeting.  The exercise price of each stock option awarded to our NEOs is determined in accordance with the long-term incentive compensation plan under which it was awarded.  The exercise price under the Amended and Restated 1997 Stock Option Plan and the 2007 Long Term Incentive Compensation Plan is the closing price of the Company’s Series A Common Stock on the date of award, while the exercise price under the 2004 Long Term Incentive Compensation Plan is the closing price of the Company’s Series A Common Stock on the trading day preceding the award.  The award date for stock options awarded to NEOs under the plans is the date on which the Board (or in limited circumstances, such as a new hire, the Compensation Committee) approves them.

The Company is also permitted under the 2004 Long Term Incentive Compensation Plan (and would be permitted under the 2007 Long Term Incentive Compensation Plan) to award restricted stock to

NEOs and certain other key employees.  These awards are also considered, recommended and approved at these December meetings, and their award date is also the date that such awards are approved by the Board (or the Compensation Committee, if applicable).

Board and committee meetings are generally scheduled well in advance and scheduling decisions are made without regard to anticipated earnings or other major announcements by the Company.  The Company’s 2004 Long Term Incentive Compensation Plan and 2007 Long Term Incentive Compensation Plan do not permit the repricing of stock options, and the Company has not awarded any equity compensation retroactively.

$1 Million Limit on Deductibility of Executive Compensation.  Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”), generally limits the amount that a public company may deduct for compensation paid to executive officers named in the Summary Compensation Table in the proxy statement to $1 million, unless certain requirements are met.  Specifically, this limitation does not apply to compensation that meets the requirements under Section 162(m) for “qualifying performance-based” compensation (i.e., compensation paid only if the individual’s performance meets pre-established objective goals based on performance criteria approved by stockholders).

Generally, the Company awards cash bonuses to NEOs pursuant to its 2003 Incentive Compensation Plan and equity compensation awards pursuant to its 2004 Long Term Incentive Compensation Plan (the Company intends to replace the 2004 Long Term Incentive Compensation Plan with the 2007 Long Term Incentive Compensation Plan, as further described on page 8).  The Company’s 2003 Incentive Compensation Plan is structured with the intent that compensation attributable to bonuses that may be awarded under the plan will not be subject to the Section 162(m) limitation on deductibility.  The 2004 Long Term Incentive Compensation Plan is (and the 2007 Long Term Incentive Compensation Plan is) also structured with the intent that compensation attributable to equity compensation awarded under the plan is not subject to the Section 162(m) limitation on deductibility.  For 2006, the payments of annual bonuses (with the exception of the CEO, as discussed above) and the awards of stock options (but not awards of restricted stock) were designed with the intent to satisfy the above requirements for deductible compensation.  In the case of any NEO who is expected by the Compensation Committee to be a “covered employee” within the meaning of Section 162(m) of the Code for the year for which an award is made, the awards are approved by a subcommittee of the Compensation Committee consisting solely of “outside directors” for purposes of Section 162(m) of the Code.

As required under the tax rules, the Company must obtain stockholder approval every five years of the material terms of the performance goals for qualifying performance-based compensation, including annual bonuses awarded under the 2003 Incentive Compensation Plan and certain equity awards under our long term incentive compensation plan.  We are seeking stockholder approval of the new 2007 Long Term Incentive Compensation Plan at the Annual Meeting, as further described on page 8, and will seek approval of the terms of our 2003 Incentive Compensation Plan at the 2008 Annual Meeting.

Stock Ownership. The NEOs’ stock ownership is shown in the Principal Stockholders table on page 37.  The Company has not implemented a stock ownership policy or requirement for its NEOs or directors.

Components of NEO Compensation

The primary components of our NEO compensation packages are (1) salary, (2) a bonus opportunity and (3) equity compensation.  In addition, our NEO compensation includes retirement and other benefits.

Salary.  Each NEO’s salary is established in that executive’s employment agreement with the Company, as described in the section “Employment Agreements” above.  The Compensation Committee has determined the salary set forth in Mr. Barrett’s employment agreement, and the Compensation Committee in consultation with Mr. Barrett has determined the salaries set forth in the employment agreements of the other executive officers.

In establishing base salary levels, the Compensation Committee reviews the salary levels for similar positions in broadcasting and media companies, and other companies comparable to the Company in terms of revenues and cash flow.  The Compensation Committee does not establish a specific formula targeting compensation at any particular level, but rather determines salary levels by subjectively evaluating the position and the individual’s performance and accomplishments. The Compensation Committee considers the scope of the NEO’s responsibilities, his performance, and the period over which he has performed those responsibilities.  Decisions regarding salary increases take into account the NEO’s current salary and the amounts paid to his peers within and outside the Company. Additionally, the Compensation Committee takes into account other components of compensation, such as bonus and previous stock option awards, in setting the salary levels.  We believe that we have appropriately set the salary levels for the NEOs to achieve our stated compensation objectives.  The salaries paid to the NEOs in 2006 are shown in the Summary Compensation Table on page 27.

Bonus Opportunity.  The Compensation Committee (in consultation with the CEO, except with respect to his own bonus opportunity) determines each executive’s annual cash-based bonus opportunity, which is set forth in their employment agreements and described above.  Generally, each NEO’s employment agreement specifies a maximum percentage of the individual’s base salary, typically ranging from 75% to 110% (depending on the particular executive), that may be payable as a cash bonus award.

Each February, the CEO reviews with the Compensation Committee the Company’s full-year financial results against the financial, strategic and operational goals established for the year, and the Company’s financial performance in prior periods.  Based on that review, the Compensation Committee determines the cash bonus amounts and authorizes their payment to the NEOs.

The bonus amount that each NEO receives depends upon the Company’s achievement of certain financial performance measures, typically based on cash flow from continuing operations of the Company (and/or individual television stations in the case of NEOs who have supervisory responsibility for individual television stations), as well as (for each NEO other than the CEO) individual performance goals.  The Company sets and the Committee approves threshold, target and maximum benchmarks of financial performance for the Company, the achievement of which determines the level of cash bonus to be awarded to each NEO.  The Company seeks to set reasonable and achievable benchmarks in light of the Company’s anticipated operating and financial performance (as well as other relevant factors). Generally, threshold benchmarks represent the lower range of the Company’s estimation of the relevant year’s forecasted operating results, while target and maximum benchmarks represent the mid to upper ranges of those forecasts.  Each of the NEOs’ individual performance goals is intended to reflect his relative contribution to specific near-term and long-term financial, strategic and/or management goals applicable to the executive.  Except in the case of the CEO, 75% of the NEO’s bonus opportunity will be dependent upon the Company’s and/or individual television stations’ financial performance and achievement of the pre-established financial benchmarks, and 25% of the NEO’s bonus opportunity will be dependent upon the NEO’s achievement of his performance goals.  All of the CEO’s bonus opportunity is dependent on the Company’s financial performance and achievement of the pre-established financial benchmarks.  The Compensation Committee, with input from the CEO with respect to the other NEOs, also has the authority to use discretion in determining for each individual NEO the current year’s bonus and the percent change from the prior year’s bonus.  They evaluate the overall performance of the Company, the performance of the business or function that the NEO leads and an assessment of each NEO’s performance against expectations, which were established at the beginning of the year.  We believe that the annual bonus rewards our NEOs receive incentivize them to achieve growth over both the near and longer term. The annual bonuses awarded to the NEOs for fiscal year 2006 are discussed below in the section “2006 Compensation” and are shown in the Summary Compensation Table on page 27.

Equity Compensation.  Equity compensation is a significant long-term component of our compensation program.  The Compensation Committee recommends to the Board, and the Board approves, the types of equity compensation awards, the number of shares subject to those awards, and the terms, conditions, restrictions and limitations of those awards, in accordance with the Company’s long term incentive compensation plan.

The Compensation Committee recommends, and the Board approves, equity awards to NEOs (and our other key employees) in the fourth quarter of each year, typically at their regularly scheduled meetings in December, based upon the estimated results of the fiscal year and the individual’s performance.  As discussed above in the section “Equity Award Practices,” the exercise price of options is determined by the plan pursuant to which the options were awarded: under the 2004 Long Term Incentive Compensation Plan, the exercise price is the closing price on the trading day preceding the date of the option award (the exercise price under the 2007 Long Term Incentive Compensation Plan is the closing price on the date of award).

The Company’s equity incentive compensation program is designed to recognize scope of responsibilities, reward demonstrated performance and leadership, motivate future superior performance, align the interests of the executive with those of our stockholders and retain the executives through the term of the awards. We considered the award size and the appropriate combination of stock options and restricted stock when making equity award decisions.  The amount of equity incentive compensation awarded in 2006 reflects the operational and financial performance of the Company overall, as well as the NEOs’ expected contributions to the Company’s future success.

From the Company’s inception in 1997 to 2005, the equity component of NEO compensation has consisted solely of stock option awards.  In 2006, the Compensation Committee recommended, and the Board of Directors approved, that shares of restricted stock be awarded to executive officers in substitution for a portion of the typical annual stock option awards, as authorized by the 2004 Long Term Incentive Compensation Plan.  The total mix of stock options and restricted stock awarded to NEOs for 2006 was determined by dividing the number of stock options awarded to our NEOs in 2005 equally between stock options and an equivalent number of shares of restricted stock, with stock options converting to restricted stock on a four to one basis.  We made the determination to award restricted stock after weighing several factors, including the value of restricted stock irrespective of volatility (or lack thereof) or a decline in our stock price. We believe that the mix of stock options and restricted stock we recommended, and the Board approved, will serve to retain and incentivize NEOs to deliver long-term value to stockholders by providing value to them that achieves a balance between upside potential and volatility.

Generally, stock options awarded since 2000 vest after a three-year period, and the options awarded to NEOs in 2006 likewise vest three years after their award date.  Provided the executives continue employment, the restrictions on the restricted stock awarded to them also lapse three years after their award date.  During the restricted period, each share of restricted stock entitles the NEO to receive dividends (at the same dividend rate received by all stockholders), thereby recognizing both the current income generation and future change in stock price consistent with our stockholders. Under the terms of the Company’s long-term incentive plan, unvested stock options and restricted stock are forfeited if the NEO voluntarily leaves the Company, and are generally vested if the NEO retires prior to the scheduled vesting (all restrictions lapse on the restricted stock and a pro rata portion of the unvested stock options vest upon retirement).  We believe that these vesting and forfeiture provisions appropriately aid the Company in retaining executives and motivating longer-term performance.

The Company has expensed stock option awards under Statement of Financial Accounting Standards No. 123(R), Share-Based Payment (“SFAS 123(R)”), since January 1, 2006.  When determining the appropriate combination of stock options and restricted stock, we weigh the cost of these awards against their potential benefits as a compensation tool.  We believe that providing combined awards of stock options and restricted stock effectively balances our objective of focusing the NEOs on delivering long-term value to stockholders with our objectives of retaining and incentivizing the NEOs .

The equity compensation awarded to the NEOs for fiscal year 2006 is discussed below in the section “2006 Compensation” and is shown in the Summary Compensation Table on page 27.

Retirement Benefits. We believe that the Company’s pension plans are a key component in achieving our stated objective of NEO retention.  The Company provides annual retirement benefits to

NEOs under the Hearst-Argyle Television, Inc. Retirement Plan (which is also generally available to the Company’s employees) and supplements those benefits with the Hearst-Argyle Television, Inc. Supplemental Retirement Plan.

The Retirement Plan is a broad-based tax-qualified plan under which employees generally are eligible to retire with reduced benefits at age 55 or later (if they have completed 10 years of service), and at full benefits at age 65.  The Supplemental Retirement Plan, which is currently available to four of our NEOs, increases the retirement benefits above amounts available under the Retirement Plan.  Unlike the Retirement Plan, the Supplemental Retirement Plan is an unfunded, unsecured obligation of the Company and is not qualified for tax purposes.  Both the Retirement Plan and the Supplemental Retirement Plan are strong retention tools because executives are generally not eligible for such benefits unless they remain employed with the Company for at least five years and the amount of the benefit that they will ultimately receive is determined by the number of years that they remain with the Company.

As pension plans generally are more costly components of our compensation packages, we attempt to balance the effectiveness of the Supplemental Retirement Plan as a compensation and retention tool with the cost to the Company of providing it.

Other Compensation Elements.  We also provide our NEOs with other benefits, which are reflected in the All Other Compensation column in the Summary Compensation Table on page 27, that we believe are reasonable and consistent with the stated objectives of the Company’s NEO compensation program, and which we believe will allow our executives to perform their responsibilities more efficiently.  These benefits, which are a relatively small percentage of overall NEO compensation, include premiums paid on life insurance policies and executive medical plans, as well as a car allowance, reimbursement for membership to certain clubs and Company contributions to qualified savings plans.

2006 Compensation

The discussion below details the compensation packages we awarded to the Company’s NEOs for fiscal year 2006.  This discussion should be reviewed in conjunction with the Summary Compensation Table on page 27, as well as the executive compensation tables and narratives that follow it.  In addition, the Company’s 2006 operating and financial results are disclosed in the Company’s 2006 Annual Report, which is filed with the SEC and accompanies this Proxy Statement.  A detailed analysis of the Company’s operating and financial performance is contained in the Management’s Discussion & Analysis section of the 2006 Annual Report.

CEO Compensation. As described above, Mr. Barrett’s salary is determined in advance and set forth in his employment agreement.  For 2006, and in accordance with his employment agreement, Mr. Barrett’s annual salary level was $1,050,000.  Also as described above, Mr. Barrett’s cash bonus opportunity is dependent upon the Company’s operating and financial performance and is not tied to the achievement of individual performance goals (although the Committee may exercise discretion in recommending a different amount than that prescribed by the Company’s financial performance if circumstances warrant).  In addition, the Compensation Committee may award additional bonus amounts in its discretion, and did award an additional bonus amount to the CEO in 2006, to reflect his contributions to the Company’s long term business strategy and development.  In light of the Company’s financial performance and Mr. Barrett’s contributions, Mr. Barrett was awarded a bonus payment of $500,000 for 2006.  In addition, based on an evaluation of the Company’s performance, and of Mr. Barrett’s leadership and his potential to enhance long-term stockholder value, the Compensation Committee recommended, and the Board approved, an award to Mr. Barrett of 60,000 stock options and 15,000 shares of restricted stock. The terms of the stock options and restricted stock awarded are previously described.  The growth in Mr. Barrett’s accrued pension value was $791,500 and all other compensation was $73,088, making the total compensation for Mr. Barrett in 2006 $2,435,942.  We believe that Mr. Barrett’s 2006 compensation is consistent with the Company’s stated compensation objectives.

Other NEOs.  In determining the compensation of Messrs. Hawks, Hobbs, Mackin and Stolz for 2006, the Compensation Committee considered the Company’s 2006 operating and financial performance and the achievement of the performance benchmarks discussed above.  The Compensation Committee also compared each NEO’s achievements against the individual performance objectives established for each of them at the beginning of the year, including pre-established goals related to the specific area of the Company’s business for which each is responsible.  For all of the NEOs the Compensation Committee awarded additional bonus amounts to reflect the contributions of those NEOs during 2006 to the Company’s long term business strategy and development.

In 2006, Mr. Hawks’ base salary, which is set forth in his employment agreement, was $550,000.  In consideration of the Company’s financial performance and his contributions and achievement of individual performance goals, Mr. Hawks was awarded a bonus payment of $220,000.  In addition, the Compensation Committee recommended, and the Board approved, an award to Mr. Hawks of 25,000 stock options and 6,250 shares of restricted stock.  The growth in Mr. Hawks’ accrued pension value was $130,300 and all other compensation was $46,654, making the 2006 total compensation for Mr. Hawks $955,852.  We believe that Mr. Hawks’ 2006 compensation is consistent with the Company’s stated compensation objectives.

In 2006, Mr. Hobbs’ base salary, which is set forth in his employment agreement, was $550,000.  In consideration of the Company’s financial performance and his contributions and achievement of individual performance goals, Mr. Hobbs was awarded a bonus payment of $220,000.  In addition, the Compensation Committee recommended, and the Board approved, an award to Mr. Hobbs of 25,000 stock options and 6,250 shares of restricted stock.  The growth in Mr. Hobbs’ accrued pension value was $12,400 and all other compensation was $28,378, making the 2006 total compensation for Mr. Hobbs $819,676.  We believe that Mr. Hobbs’ 2006 compensation is consistent with the Company’s stated compensation objectives.

In 2006, Mr. Mackin’s base salary, which is set forth in his employment agreement, was $705,000.  In consideration of the Company’s financial performance and his contributions and achievement of individual performance goals, Mr. Mackin was awarded a bonus payment of $250,000.  In addition, the Compensation Committee recommended, and the Board approved, an award to Mr. Mackin of 25,000 stock options and 6,250 shares of restricted stock.  The growth in Mr. Mackin’s accrued pension value was $103,200 and all other compensation was $43,009, making the 2006 total compensation for Mr. Mackin $1,110,107.  We believe that Mr. Mackin’s 2006 compensation is consistent with the Company’s stated compensation objectives.

In 2006, Mr. Stolz’s base salary, which is set forth in his employment agreement, was $520,000.  In consideration of the Company’s financial performance and his contributions and achievement of individual performance goals, Mr. Stolz was awarded a bonus payment of $195,000.  In addition, the Compensation Committee recommended, and the Board approved, an award to Mr. Stolz of 25,000 stock options and 6,250 shares of restricted stock.  The growth in Mr. Stolz’s accrued pension value was $294,400 and all other compensation was $37,381, making the 2006 total compensation for Mr. Stolz $1,054,789.  We believe that Mr. Stolz’s 2006 compensation is consistent with the Company’s stated compensation objectives.

Compensation for Directors in 2006

Our Board of Directors sets the compensation for directors upon the recommendation of the CEO and the Chairman of the Board.  In 2006, the Board approved an increase in fees for the directors from $36,000 to $40,000 annually (Mr. Ganzi waived his 2006 director fees).  In addition, the Board determined to reduce the number of stock options that Non-Employee Directors (as defined in the 2004 Long Term Incentive Compensation Plan) receive and to award those directors shares of restricted stock.  All other compensation amounts remain the same.  In making these compensation decisions, the Board attempted to set fair and competitive compensation levels commensurate with the directors’ responsibilities.  Director compensation is more fully described below on page 32.

Compensation Committee Report

The Compensation Committee has reviewed the Compensation Discussion and Analysis and discussed that Analysis with management. Based on its review and discussions with management, the Committee recommended to our Board of Directors that the Compensation Discussion and Analysis be included in the Company’s Annual Report on Form 10-K for 2006 and the Company’s 2007 Proxy Statement. This report is provided by the following directors, who comprise the Compensation Committee:

Caroline L. Williams, Chairperson

Frank A. Bennack, Jr.

Victor F. Ganzi

Michael E. Pulitzer

David Pulver

Executive Compensation Tables

Summary Compensation Table

The following table sets forth certain compensation information for our fiscal year ended December 31, 2006, paid to or accrued for our Chief Executive Officer, Chief Financial Officer and each of our three other most highly compensated executive officers (the “NEOs”), all of whom served as executive officers during the entirety of fiscal year 2006:

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation (3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(4)	All Other Compensation ($)(5)	Total ($)
David Barrett	2006	1,050,000	8,781	12,573	500,000	791,500	73,088	2,435,942
President and Chief Executive Officer
Harry Hawks	2006	550,000	3,659	5,239	220,000	130,300	46,654	955,852
Executive Vice President and Chief Financial Officer
Steven Hobbs	2006	550,000	3,659	5,239	220,000	12,400	28,378	819,676
Executive Vice President and Chief Legal and Development Officer
Terry Mackin	2006	705,000	3,659	5,239	250,000	103,200	43,009	1,110,107
Executive Vice President
Philip Stolz	2006	520,000	3,293	4,715	195,000	294,400	37,381	1,054,789
Senior Vice President

(1)             The Company awarded restricted stock to the NEOs in December 2006 pursuant to its 2004 Long Term Incentive Compensation Plan. The amounts in this column represent the dollar amount recognized in 2006 for financial statement reporting purposes calculated in accordance with SFAS 123(R).  For additional information concerning the assumptions used in the valuation of the restricted stock awards,  please refer to Footnote 12 (“Employee Stock Plans”) to the Company’s financial statements included in its 2006 Annual Report on Form 10-K, as filed with the SEC.  The details of the restricted stock awards are set forth in the section “Compensation Discussion and Analysis.”

(2)             The Company granted non-qualified stock options to the NEOs in December 2006 pursuant to its 2004 Long Term Incentive Compensation Plan.  The amounts in this column represent the dollar amount recognized in 2006 for financial statement reporting purposes computed in accordance with SFAS 123(R).  For additional information concerning the assumptions used in the valuation of the stock options,  please refer to Footnote 12 (“Employee Stock Plans”) to the Company’s financial statements included in its 2006 Annual Report on Form 10-K, as filed with the SEC.  The details of the stock option grants are set forth in the section “Compensation Discussion and Analysis.”

(3)             The Company awarded cash bonuses to the NEOs in February 2007 for services rendered in 2006 pursuant to its 2003 Incentive Compensation Plan.  The 2003 Incentive Compensation Plan and the parameters of the 2006 bonus plan are described in the section of this Proxy Statement captioned “Compensation Discussion and Analysis.”

(4)             The Company did not pay non-qualified deferred compensation earnings in 2006.

(5)             Amounts in this column consist of dollar values of perquisites consisting of premiums for life insurance and executive medical plans, automobile and parking allowances, club membership reimbursements, tax preparation expense reimbursements, payments for tax gross-ups, car services and amounts contributed by the Company on behalf of the NEOs to our 401(k) Savings Plan (a non-discriminatory retirement plan established pursuant to Section 401(k) of the Code), as further set forth in the Perquisites table below.

Perquisites

Name	Year	Life Insurance Premiums ($)	Executive Medical Plan ($)	Auto Allowance ($)	Club Membership Reimbursement ($)	Miscellaneous ($)
David J. Barrett	2006	10,943	11,644	18,000	18,701	13,800	(1)
Harry T. Hawks	2006	5,420	11,644	10,800	9,190	9,600	(2)
Steven A. Hobbs	2006	1,434	11,644	12,000	—	3,300	(3)
Terry Mackin	2006	3,445	11,644	12,000	10,420	5,500	(3)
Philip M. Stolz	2006	8,337	11,644	10,800	—	6,600	(3)

(1)

Amount in this column represents $6,600 contributed by the Company on behalf of Mr. Barrett to our 401(k) Savings Plan, a parking space provided to Mr. Barrett from Hearst Corporation valued at $6,000 and personal car services provided to Mr. Barrett valued at $1,200.

(2)	Amounts in this column represent $6,600 contributed by the Company on behalf of Mr. Hawks to our 401(k) Savings Plan and a $3,000 reimbursement to Mr. Hawks for tax preparation expenses.
(3)	Amount in this column represents amounts contributed by the Company on behalf of the NEO to our 401(k) Savings Plan.

Grants of Plan-Based Awards

The following table sets forth grants of non-equity and equity plan-based awards to our NEOs for our fiscal year ended December 31, 2006:

					All Other	All Other
					Stock	Options
					Awards:	Awards:
					Number of	Number of	Exercise or	Grant Date Fair
		Estimated Future Payouts Under Non-			Shares of	Securities	Base Price	Value of Stock
		Equity Incentive Plan Awards (1)			Stock or	Underlying	of Option	and Option
		Threshold	Target		Units	Option	Awards	Awards
Name	Grant Date	($)	($)	Maximum ($)	(#) (2)	(#) (2)	($/Sh)	($) (3)
David Barrett	2/6/2006	—	462,000	1,155,000
	12/7/2006				15,000			384,600
	12/7/2006					60,000	25.64	454,800
Harry Hawks	2/6/2006	103,125	226,875	412,500
	12/7/2006				6,250			160,250
	12/7/2006					25,000	25.64	189,500
Steven Hobbs	2/6/2006	103,125	226,875	412,500
	12/7/2006				6,250			160,250
	12/7/2006					25,000	25.64	189,500
Terry Mackin	2/6/2006	132,188	290,813	528,750
	12/7/2006				6,250			160,250
	12/7/2006					25,000	25.64	189,500
Philip Stolz	2/6/2006	97,500	214,500	390,000
	12/7/2006				5,625			144,225
	12/7/2006					22,500	25.64	170,550

(1)             The Company awards cash bonuses pursuant to the 2003 Incentive Compensation Plan.  This plan provides for the award of annual cash bonuses based upon target and maximum bonus payouts and individual performance goals established by the Compensation Committee of the Board of Directors during the first quarter of each fiscal year.  The actual amount paid to each NEO pursuant to the plan for the fiscal year ended December 31, 2006 is set forth in the Summary Compensation Table under the column titled “Non-Equity Incentive Plan Compensation.”

(2)             The Company awarded options and restricted stock pursuant to the 2004 Long Term Incentive Compensation Plan.  The dollar amount recognized in 2006 for financial statement reporting purposes (calculated in accordance with SFAS 123(R)) of the restricted stock awarded and options granted to each NEO pursuant to the plan for the fiscal year ended December 31, 2006 is set forth in the Summary Compensation Table under the columns titled “Stock Awards” and “Option Awards,” respectively.

(3)             The grant date fair value of restricted stock awarded and options granted on December 7, 2006 is calculated in accordance with SFAS 123(R). The exercise price of options is determined by the plan pursuant to which the options were granted. Under the 2004 Long Term Incentive Compensation Plan, the exercise price is the closing price on the trading day prior to the option grant.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information concerning unexercised options, stock that has not vested, and equity incentive plan awards for each NEO as of the fiscal year ended December 31, 2006:

	Option Awards						Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable (1)	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have NotVested (#) (2)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, or Units or Other Rights That Have Not Vested ($)
David Barrett	8/12/1997	230,000	—	—	26.50	8/12/2007			—	—
	6/24/1999	17,500	17,500	—	26.81	6/24/2009			—	—
	12/8/2000	351,000	—	—	18.56	12/8/2010			—	—
	12/6/2001	117,000	—	—	21.06	12/6/2011			—	—
	12/4/2002	117,000	—	—	24.10	12/4/2012			—	—
	12/3/2003	117,000	—	—	25.28	12/3/2013			—	—
	12/1/2004	—	117,000	—	25.70	12/1/2014			—	—
	12/7/2005	—	120,000	—	24.08	12/7/2015			—	—
	12/7/2006	—	60,000	—	25.64	12/7/2016	15,000	384,600	—	—
Harry Hawks	8/12/1997	100,000	—	—	26.50	8/12/2007			—	—
	12/8/2000	120,000	—	—	18.56	12/8/2010			—	—
	12/6/2001	40,000	—	—	21.06	12/6/2011			—	—
	12/4/2002	50,000	—	—	24.10	12/4/2012			—	—
	12/3/2003	50,000	—	—	25.28	12/3/2013			—	—
	12/1/2004	—	50,000	—	25.70	12/1/2014			—	—
	12/7/2005	—	50,000	—	24.08	12/7/2015			—	—
	12/7/2006	—	25,000	—	25.64	12/7/2016	6,250	160,250	—	—
Steven Hobbs	3/5/2004	40,000	—	—	26.22	3/5/2014			—	—
	12/1/2004	—	40,000	—	25.70	12/1/2014			—	—
	12/7/2005	—	50,000	—	24.08	12/7/2015			—	—
	12/7/2006	—	25,000	—	25.64	12/7/2016	6,250	160,250	—	—
Terry Mackin	3/18/1999	50,000	50,000	—	26.06	3/18/2009			—	—
	12/6/2001	40,000	—	—	21.06	12/6/2011			—	—
	12/4/2002	40,000	—	—	24.10	12/4/2012			—	—
	12/3/2003	40,000	—	—	25.28	12/3/2013			—	—
	12/1/2004	—	40,000	—	25.70	12/1/2014			—	—
	12/7/2005	—	50,000	—	24.08	12/7/2015			—	—
	12/7/2006	—	25,000	—	25.64	12/7/2016	6,250	160,250	—	—
Philip Stolz	8/12/1997	40,000	—	—	26.50	8/12/2007			—	—
	12/7/1998	53,334	26,666	—	25.94	12/7/2008			—	—
	12/8/2000	105,000	—	—	18.56	12/8/2010			—	—
	12/6/2001	35,000	—	—	21.06	12/6/2011			—	—
	12/4/2002	40,000	—	—	24.10	12/4/2012			—	—
	12/3/2003	40,000	—	—	25.28	12/3/2013			—	—
	12/1/2004	—	40,000	—	25.70	12/1/2014			—	—
	12/7/2005	—	45,000	—	24.08	12/7/2015			—	—
	12/7/2006	—	22,500	—	25.64	12/7/2016	5,625	144,225	—	—

(1) The following chart provides the vesting schedules for each of the options granted to our NEOs, according to grant date:

Grant Date	Vesting Schedule
8/12/1997	One-half vested 8/12/2000; one-half vested either (1) in 1/3 increments when the market price of the Company’s Series A Common Stock equaled $31, $37 and $43, respectively, or (2) on 8/12/2006.
12/7/1998	One-half vested 12/7/2000; one-half vests either (1) in 1/3 increments when the market price of the Company’s Series A Common Stock equaled $31, $37 and $43, respectively, or (2) on 12/7/2007.
3/18/1999	One-half vested 12/31/2001; one-half vests either (1) in 1/3 increments when the market price of the Company’s Series A Common Stock equaled $31, $37 and $43, respectively, or (2) on 12/31/2008.
6/24/1999	One-half vested 12/31/2000; one-half vests either (1) in 1/3 increments when the market price of the Company’s Series A Common Stock equaled $31, $37 and $43, respectively, or (2) on 12/31/2007.
12/8/2000	One-third vested 12/7/2001; one-third vested 12/7/2002; one-third vested 12/7/2003.
12/6/2001	12/6/2004
12/4/2002	12/4/2005
12/3/2003	12/3/2006
3/5/2004	3/5/2007
12/1/2004	12/1/2007
12/7/2005	12/7/2008
12/7/2006	12/7/2009

(2) The restrictions on the restricted stock awarded to each of our NEOs on 12/7/2006 lapse on 12/7/2009.

Options Exercised and Stock Vested

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
David Barrett	—	—	NA	NA
Harry Hawks	—	—	NA	NA
Steven Hobbs	—	—	NA	NA
Terry Mackin	—	—	NA	NA
Philip Stolz	—	—	NA	NA

Post-Employment Compensation — Pension Benefits Table

Each of our NEOs participate in the Hearst-Argyle Television, Inc. Retirement Plan, our tax-qualified pension plan (the “Tax-Qualified Plan”). Our Pension Plan is designed to provide a benefit of 1½% for each year of credited service (excluding the first year of employment) multiplied by the participant’s average annual compensation (as defined in the Pension Plans) for the participant’s five highest consecutive full calendar years, and has a 40 year maximum. The highest amount of compensation that may be considered under federal law with respect to determining pension benefits is $220,000 as of December 31, 2006, as adjusted for the cost of living each year (except that any increase that is not a multiple of $5,000 is rounded to the next lowest multiple of $5,000). The compensation used in determining Pension Plan benefits includes salary and bonus of the executive officers, as indicated in the Summary Compensation Table.

In addition, four of the NEOs participate in the Hearst-Argyle Television, Inc. Supplemental Retirement Plan, our non-qualified retirement plan (the “Supplemental Plan”). This Pension Plan was adopted on January 1, 1999 and provides the benefits that would have been payable to the executive officers under the Tax-Qualified Plan, except for the application of certain legal limits.

Named executives may retire with full pension benefits at age 65 and may retire as early as age 55 with 10 years of service from their hire date. Benefits payable for retirement prior to age 65 are reduced according to the following schedule in order to adjust for the longer expected years of payments.

Retirement Age	% of Full Benefit	Retirement Age	% of Full Benefit
64	94%	59	66%
63	88%	58	62%
62	82%	57	58%
61	76%	56	54%
60	70%	55	50%

Lastly, benefits from the Tax-Qualified Plan are payable as a monthly annuity over the life of the participant while benefits from the Supplemental Plan are payable in full as a single lump sum at retirement.

Name	Plan Name	Number of Years of Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
David Barrett	HTV Retirement Plan	21 years, 5 months	494,200	—
	HTV Supplemental Plan	21 years, 5 months	2,308,400	—
Harry Hawks	HTV Retirement Plan	8 years, 9 months	145,900	—
	HTV Supplemental Plan	8 years, 9 months	368,600	—
Steven Hobbs	HTV Retirement Plan	1 year, 8 months	20,400	—
Terry Mackin	HTV Retirement Plan	6 years, 5 months	86,000	—
	HTV Supplemental Plan	6 years, 5 months	335,200	—
Philip Stolz	HTV Retirement Plan	17 years, 11 months	407,800	—
	HTV Supplemental Plan	17 years, 11 months	931,200	—

The credited service and present value reported in the above table is as of September 30, 2006. This coincides with the measurement date the company used to disclose the Projected Benefit Obligations in the Fiscal Year Ending 2006 financial statement.

Mr. Hawks became a participant in the Tax-Qualified Plan effective as of January 1, 1998 and in the Supplemental Plan effective as of January 1, 1999. Messrs. Barrett and Stolz became participants in the Tax-Qualified Plan effective August 29, 1997 and in the Supplemental Plan effective January 1, 1999. Mr. Mackin became a participant in the Tax-Qualified Plan effective June 1, 2000. Mr. Hobbs became a participant in the Tax-Qualified Plan effective February 1, 2005. As of September 30, 2006, Messrs. Barrett, Hawks, and Stolz are currently eligible for early retirement.

Further information on assumptions used to determine these values can be found in the Retirement Plans and Other Post-Retirement Benefit section of the 2006 Annual Report as filed with the SEC.

Director Compensation

The following table sets forth information concerning compensation to our directors for the fiscal year ended December 31, 2006, excluding David J. Barrett, our Chief Executive Officer, who serves on our Board, but is not compensated for his board service:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Bob Marbut	39,167	21,070	4,711	—	—	—	64,948
Frank Bennack	61,667	—	—	—	—	—	61,667
John Conomikes	72,167	—	—	—	—	—	72,167
Ken Elkins	48,167	—	37,308	—	—	—	85,475
Victor Ganzi	—	—	—	—	—	—	—
George R. Hearst, Jr.	52,167	—	—	—	—	—	52,167
William Randolph Hearst III	34,667	21,070	25,126	—	—	—	80,863
Gilbert Maurer	46,167	—	—	—	—	—	46,167
Michael Pulitzer, Sr	43,167	—	37,308	—	—	—	80,475
David Pulver	76,167	31,605	37,689	—	—	—	145,461
Caroline Williams	71,667	31,605	37,689	—	—	—	140,961

Our directors who are also our employees receive no compensation for their service as directors.   In addition, Mr. Ganzi has waived compensation for his director service.   For the year ended December 31, 2006, the directors who were compensated for their service (all directors except Mr. Ganzi and Mr. Barrett) were paid a Board fee of $40,000 annually, a fee of $6,000 annually for each committee on which he or she served, a fee of $20,000 annually for service as a committee chair, a fee of $1,500 for each Board meeting attended and a fee of $1,000 for each committee meeting attended.  Messrs. Ellkins, Pulver, Marbut, Pulitzer, William Randolph Hearst, III and Ms. Williams also received automatic annual stock option grants of 4,000 options and were awarded 1,000 shares of restricted stock  (and an additional 2,500 options and 500 shares of restricted stock if serving as a committee chair) under the terms of our 2004 Long Term Incentive Compensation Plan.  In addition, David Pulver and Caroline L. Williams participate in our health benefits program.